2024

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
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CHEER HOLDING, INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 27, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4 AND 5.

1. RESOLVED, as an ordinary resolution, that Messrs. Yong Li and Bing Zhang each be appointed as a Class II Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2027 Annual General Meeting of the Company and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
Yong Li	☐	☐	☐
Bing Zhang	☐	☐	☐

2. RESOLVED, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that:

FOR ☐ AGAINST ☐ ABSTAIN ☐

(a) The authorized share capital of the Company be increased as follows:

FROM: US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

TO: US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

BY: the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company; and

(b) the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company.

3. RESOLVED, as an ordinary resolution, subject to the approval and implementation of Proposal No. 2, Mr. Bing Zhang, the Chairman, Director, Chief Executive Officer and Chief Financial Officer of the Company be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. RESOLVED, as an ordinary resolution, that the Cheer Holding, Inc. 2024 Equity Incentive Plan in the form set forth in Annex B to the Notice of the 2024 Annual General Meeting of the Company be approved and adopted in all respects.

FOR ☐ AGAINST ☐ ABSTAIN ☐

5. RESOLVED, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment thereof.

CONTROL NUMBER

Signature________________________ **Signature, if held jointly**________________________ **Date**____________, **2024**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

CHEER HOLDING, INC.

PROXY CARD FOR 2024 ANNUAL GENERAL MEETING
THIS PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS
AUGUST 28, 2024

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of **CHEER HOLDING, INC.** (the "Company") hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the 2024 Annual General Meeting of said Company to be held at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Wednesday, August 28, 2024, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4 and 5.

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Please date, sign and mail your proxy in the envelope provided as soon as possible.

(Continued and to be marked, dated and signed, on reverse side)